Q2 FY26 Investor presentation .

2 Disclaimer. This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this presentation, other than statements of historical facts, are forward-looking statements. The words “believe,” “estimate,” “expect,” “may,” “will” and similar expressions are intended to identify forward- looking statements. Such forward-looking statements include, but are not limited to, the statements regarding our business strategy and our plans and objectives for future operations, our estimated addressable market, our assumptions regarding industry trends, including with respect to AI,potential technological disruptions, and client demand for our services. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our ability to achieve its revenue growth goals including as a result of a slower conversion of its pipeline; our expectations of future operating results or financial performance; our ability to accurately forecast and achieve its announced guidance; our ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; our ability to attract and retain highly-skilled IT professionals at cost-effective rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; our ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; our ability to maintain favourable pricing and utilisation rates to support its gross margin; the effects of increased competition as well as innovations by new and existing competitors in its market; the size of our addressable market and market trends; our ability to adapt to technological change and industry trends and innovate solutions for its clients; our plans for growth and future operations, including its ability to manage its growth; our ability to effectively manage its international operations, including our exposure to foreign currency exchange rate fluctuations; our future financial performance; the impact of unstable market, economic and global conditions, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended June 30, 2025 filed with the SEC on September 4, 2025 and in other filings that we make from time to time with the SEC. Except as required by law, we assume no duty to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements contained in this presentation. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither we nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. By attending or receiving this presentation you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of our business. This presentation includes non-IFRS financial measures which have certain limitations and should not be considered in isolation, or as alternatives to or substitutes for, financial measures determined in accordance with IFRS. The non-IFRS measures as defined by us may not be comparable to similar non-IFRS measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. See the IFRS to Non-IFRS Reconciliation section for a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

About Endava.

© Copyright 2023 Endava • Confidential and Proprietary • Version 1.0 4 We are a technology services company built for ongoing change. Endava supports clients in adapting to dynamic market demands through human ingenuity, intelligent systems and deep delivery expertise. We embed modern technologies - including AI - into the heart of our clients’ operations to deliver measurable outcomes and improved competitive advantage.

Endava at a glance.

Deep Expertise

Capabilities

- Software Engineering
- Cloud & Platform Engineering
- Data & AI
- Digital Product & Experience Design
- Intelligent Automation
- Core Modernisation

Accelerators

- Chronos
- Compass
- Morpheus
- Ray
- Dash
- Maps
- Infra

Strategic & Tenured Client Relationships

Revenue by Vertical (Q2)

22% Banking & Capital Markets
19% Payments
16% Tech, Media & Telco
12% Healthcare
9% Mobility
9% Insurance
13% Other

Client tenure

Of last 12 months of revenue:

- 34% > 2 years
- 21% > 5 years
- 34% > 10 years

Over the last five fiscal years, 90.7% of our revenue each fiscal year, on average, came from customers who purchased services from us during the prior fiscal year.

Global Footprint

Endavans	Locations
11,385 People	**72** Cities
36% Women	**32** Countries

Key Partnerships

OpenAI, aws, Google Cloud, Microsoft

Strategic M&A

FOUNDED 2000

- **Concise** – UK, IT Consultancy
- **Compudava** – Moldova, Nearshore Location
- **Alpheus** – Germany, Consulting Business
- **PS Tech** – Serbia, Agile Delivery
- **Nickelfish** – USA, Digital, UX & Strategy firm
- **ISDC** – Netherlands & CE, Agile Delivery
- **Velocity Partners** – USA & LATAM, NA Sales & LATAM Delivery
- **Intuitus** – UK, IT Consultancy Private Equity
- **Exozet** – Germany, Digital Agency
- **Comtrade** – Adriatic Region, Software Engin. Services
- **FIVE** – USA, Croatia, Digital Agency
- **Levvel** – USA, Tech Strategy Consulting & Engineering
- **Lexicon** – Australia, Tech Consulting, Design & Engineering
- **Mudbath** – Australia, Tech Strategy, Design & Engineering
- **DEK** – Australia, Sweden, Vietnam, Software Solutions
- **TLM** – USA, Gaming Services
- **GalaxE** – USA, India IT & Business Solutions

TODAY 2026

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6 Positioned at the intersection of digital transformation and AI adoption, supporting demand from enterprise clients. High levels of client tenure and repeat business reflect trusted partnerships and strong delivery reputation. Investments in proprietary methods like Dava.Flow and ecosystem partnerships (e.g. OpenAI) position Endava as a credible AI transformation partner. Diversified sector exposure, geographic footprint, and delivery capabilities provide stability and scalability. Investment Highlights . Early Mover in AI-Native Services Delivery Scalable and Adaptable Global Delivery Model Deep and Enduring Client Relationships Attractive Market Tailwinds

7 >25 years navigating digital shifts . For over 25 years we’ve been helping our customers transform people’s lives through technology. Businesses rely on Endava as a trusted partner to harness emerging technologies, modernise operations and digitise customer interactions. Successive Waves of Tech-Enabled Change for Enterprise: • What is technologically possible • The way work flows and how it is governed and managed • Accountability and quality • Deep domain expertise and problem-solving What has changed? What has never changed? 2000 The Internet & Distributed Systems Shift 2010 The Digital Transformation Shift Today The AI-Native Shift

The AI transformation shift is here & redefining the rules of engagement.

Today's enterprise reality

AI adoption is currently limited and not scaled.

High Intent		Limited Traction
84% Executives investing in Generative Ai [1]	→ Execution Gap ←	**23%** organisations fully embedded GenAI into workflow [2]
62% organisations are at least experimenting with AI agents [2]	→ ←	**~2/3** of organisations have not yet begun scaling AI across the enterprise [2]

[1] Gartner CIO & Technology Executive Survey, Jan 2026
[2] McKinsey, The state of AI: Global Survey 2025 (published Nov 2025)

The Enterprise AI Transformation Opportunity

The emerging "AI Steady State"

AI is reshaping software delivery:

- How teams work together
- How decisions are made
- How systems evolve once they are live

The AI shift is introducing new expectations for Technology Services vendors.

- Speed with control
- Continuous change delivery
- Practical AI adoption
- Deep domain knowledge

8

Investing for the AI-Native era.

Next-Gen Talent & Leadership

- Dava.X Academy is training the **next-generation talents** in AI-native technology and delivery models
- Built **multidisciplinary teams** combining engineering, AI, product and domain expertise
- **Strengthened leadership** with industry, technology, and advisory talent

AI-Native Operating Model

- **Dava.Flow** - our governed, AI-native engagement lifecycle
- Aligned delivery tooling, metrics and governance for **hybrid agent–human workflows**
- **Embedding AI across functions** - from engineering to legal - boosting speed, accuracy, and strategic capacity
- 75% adoption of AI [1]

Partner Ecosystem & Innovation

- **Expanded cloud and AI platform partnerships** (AWS, Microsoft, Google, etc.) to co-develop solutions
- Launched **Dava.Rise** - Endava`s venture acceleration programme to **connect enterprise problems with venture-scale innovation**

Evolving Engagement Strategy

- Deepening alignment with partners and ventures to help **expand pipeline and co-define new growth**
- Convening leaders through our **Global Advisory Board** to anticipate client needs and technology shifts

[1] 75% of Endavans use AI tools on a daily basis, driving measurable improvements in client delivery and outcomes.

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Dava.Flow

Built for the post-agile era

Dava.Flow replaces headcount-based, time-and-materials delivery with a continuous flow of valuable business outcomes enabled by AI and guided by human oversight.

Four AI-enhanced phases

Engagements flow through 4 AI-enhanced phases: **Signal, Explore, Govern, and Evolve**. with every phase producing optimised, agent-ready inputs that accelerate value in the next.

Capturing value from every signal

Dava.Flow captures industry-wide insights and client-specific signals at the first conversation, so we can identify and validate opportunities within days, not weeks.

Tool-agnostic architecture

Integrating the best tools across the engagement lifecycle, using reusable artefacts to build adaptive, best-in-class, vendor-neutral toolchains, creating a provable, repeatable system of quality delivery.

© Copyright 2025 Endava

Four AI-enhanced phases

Signal

Qualify the right problems

Agents and teams capture, enrich and interrogate market, client and operational signals to test assumptions and define a clear value hypothesis.

Why it's valuable: Focuses effort on opportunities that matter, removes noise early, and builds client trust through data-backed insight and sharper guidance.

Explore

Make the work agent-ready

AI accelerates analysis and design into an agent-ready backlog — rapidly generating prototypes, models and evaluation hooks that align teams.

Why it's valuable: Reduces uncertainty, improves alignment, and lets delivery start sooner with clear priorities and a validated path to outcomes.

Feedback

Dava.Flow

Feedback

Evolve

Compound advantage in production

AIOps monitors live systems, spotting anomalies and performance trends; small fixes flow automatically while insights feed back into Signal for the next cycle.

Why it's valuable: Creates more reliable, adaptive systems, reduces maintenance effort, and uncovers new opportunities to accelerate client growth and efficiency.

Govern

Deliver at speed with control

Govern blends AI and human expertise to execute complex delivery work under clear guardrails — accelerating engineering without compromising quality or compliance. Over time, the system learns and automates more of the flow safely and transparently.

Why it's valuable: Drives higher productivity, stronger quality and traceability, and lower rework — enabling faster, more consistent, and easier-to-assure delivery that increases client confidence.

© Copyright 2025 Endava

© Copyright 2025 Endava Cloud, Data & AI Consulting & Strategic Commerce & Digital Experience CRM, Marketing & Personalisation Integration / iPaaS / Workflow Insurance & Risk Business, Security, Data Privacy & Sustainability Payments & FinTech Emerging & Incubation Ecosystem of leading partners .

72 632 Cities Countries Regions 13 Geographic footprint and delivery capabilities . Western Europe Central and Eastern Europe North America Latin America APAC MENA North America 40% Europe 23% UK 31% RoW 6% Q2 FY26 Revenue by Region

Solving complex client problems at speed and scale.

Define vision & strategy • Increase speed to market • Reduce cost • Drive efficiency • Grow revenue • AI enablement

By building on...

Capabilities

From AI product design to intelligent operations, our deep capabilities span every stage of the product lifecycle.

Managed Services | Software Engineering | Testing | Cyber Security | Design | DevSecOps | Data

Dava.X

Specialist advisory and engineering teams that clients adopt, implement, and scale AI and emerging technologies with confidence.

Core modernisation | Strategy | Cloud | Cyber security | Quantum | AI | Embedded | Google Cloud Platform | Sustainability | Physical Computing

Accelerators

Pre-built, reusable tools, code and components that leverage Endava's proven delivery patterns to increase velocity and consistency.

Chronos | Ray | Dash | Infra | Maps | Morpheus | Compass



Capabilities
Dava.X
Accelerators

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Q2 ‘26 Financial Highlights.

16 Revenue .. 195.1 178.2 195.6 184.1 446.3 654.8 794.7 740.8 772.3 390.6 362.3 FY21 FY22 FY23 FY24 FY25 6M FY25 6M FY26 FY21-FY25 CAGR 14.7% Over the last five fiscal years, 90.7% of our revenue each fiscal year, on average, came from customers who purchased services from us during the prior fiscal year. -5.9% Q2 YOY Revenue (£m) Q1 Jun 30 Dec 31 Q2

54.4 102.4 114.2 27.0 24.1 6.7 (15.7) 2.5 (7.2) 4.2 (8.5) FY21 FY22 FY23 FY24 FY25 6M FY25 6M FY26 Profit / (Loss) before tax (£m) Jun 30 Dec 31 12.2% 15.6% 14.4% 3.6% 3.1% 1.7% (4.3)% 6MMargin 92.1 138.3 164.2 83.0 82.1 41.1 20.521.8 10.7 19.2 9.9 FY21 FY22 FY23 FY24 FY25 6M FY25 6M FY26 Adjusted profit before tax (£m)* Q1 Jun 30 Dec 31 Margin 20.6% 21.1% 20.7% 11.2% 10.6% 10.5% 5.7% 6M * See page 23 for reconciliation of IFRS to Non-IFRS metrics 17 Q1 Profitability .. Q2 Q2

85 134 146 146 133 141 135 615 732 711 695 619 657 595 FY21 FY22 FY23 FY24 FY25 Q2FY25 Q2FY26 Total no. of clients and with revenue > £1m* Dec 31Jun 30 Dec 31 Top 10 clients (% of total revenue) 18 *Calculated on a 12-month rolling basis. Client Relationships .. 35% 34% 33% 32% 36% 36% 35% 36% 35% FY21 FY22 FY23 FY24 FY25 6M FY25 6M FY26 Q2 FY25 Q2 FY26 Jun 30

Clients Spend.

Top 10 clients - average spend (£m)



15.6
22.2
26.0
24.1
27.9
14.1
12.8
7.1
6.5
FY21
FY22
FY23
FY24
FY25
6M FY25
6M FY26
Q2FY25
Q2FY26
Jun 30
Dec 31

Remaining clients - average spend (£m)



0.70
0.84
0.91
0.79
0.84
0.52
0.53
0.29
0.30
FY21
FY22
FY23
FY24
FY25
6M FY25
6M FY26
Q2FY25
Q2FY26
Jun 30
Dec 31

19

42% 41% 39% 33% 33% 32% 31% 24% 21% 23% 26% 23% 24% 23% 31% 35% 32% 33% 38% 39% 40% 3% 3% 6% 8% 6% 5% 6% RoW N. America Europe UK Payments 19% Banking & Capital Markets 22% Insurance 9% Technology, Media & Telecom 16% Mobility 9% Healthcare 12% Other* 13% * Other includes consumer products, natural resources, services, and retail verticals Q2 FY26 Revenue by Vertical FY21 Jun 30 Q2 FY25 Q2 FY26FY22 FY23 FY24 FY25 Dec 31 Revenue by Region 20 Geography & Industry verticals ..

1.1 3.0 0.4 8.0 5.2 13.7 13.5 5.1 4.4 1.5 11.1 FY21 FY22 FY23 FY24 FY25 6M FY25 6M FY26 Capital expenditures (£m) Jun 30 Dec 31 1.2% 2.1% 1.7% 0.7% 0.6% 0.4% 3.0% 6M 0.2% 4.4% Q2 0.6% 1.7% Q1 % of Revenue 82.7 107.2 111.5 58.4 48.7 3.5 9.2 31.6 20.1 35.2 29.4 FY21 FY22 FY23 FY24 FY25 6M FY25 6M FY26 Adjusted free cash flow (£m)* Q1 Jun 30 Dec 31 18.5% 16.4% 14% 7.9% 6.3% 9.0% 8.1% 6M 16.2% 10.9% Q2 1.8% 5.2% Q1 * See page 23 for reconciliation of IFRS to Non-IFRS metrics % of Revenue 21 Q1 CAPEX & Adjusted FCF .. Q2 Q2

Appendix

IFRS to Non-IFRS reconciliation.

	2021	2022	2023	2024	2025	Six Months Ended December 31 2024	Six Months Ended December 31 2025	Three Months Ended December 31 2024	Three Months Ended December 31 2025
Reconciliation of Revenue Growth / (Decline) at Constant Currency to Revenue Growth / (Decline) as Reported under IFRS									
Revenue Growth / (Decline) as Reported under IFRS	27.2 %	46.7 %	21.4 %	(6.8)%	4.3 %	5.0 %	(7.3)%	6.6 %	(5.9)%
Impact of foreign exchange rate fluctuations	2.4 %	0.9 %	(4.8)%	2.3 %	2.0 %	2. %	1.0 %	2.5 %	0.8 %
Revenue Growth / (Decline) at Constant Currency Including Worldpay Captive	**29.6 %**	**47.6 %**	**16.6 %**	**(4.5)%**	**6.3 %**	**7.0 %**	**(6.3)%**	**9.1 %**	**(5.1)%**
Impact of Worldpay Captive	0.8 %	—	—	—	—	—	—	—	—
Proforma Revenue Growth / (Decline) Rate at Constant Currency Excluding Worldpay Captive	**30.4 %**	**47.6 %**	**16.6 %**	**(4.5)%**	**6.3 %**	**7.0 %**	**(6.3)%**	**9.1 %**	**(5.1)%**
Revenue	446,298	654,757	794,733	740,756	772,255	390,641	362,285	195,589	184,098
Reconciliation of Adjusted Profit Before Tax and Adjusted Profit for the Period									
£ in 000s									
Profit / (Loss) before Tax	54,368	102,379	114,163	26,980	24,113	6,717	(15,698)	2,504	(7,226)
Adjustments:									
Share based compensation expense	24,427	35,005	31,058	34,678	32,045	21,965	14,176	10,944	6,496
Amortization of acquired intangible assets	6,725	10,823	12,270	14,980	21,577	12,182	10,170	6,036	5,149
Foreign currency exchange (gains) / losses, net	6,546	(9,944)	10,729	2,233	3,727	(3,420)	4,842	(2,574)	1,294
Restructuring costs	—	—	6,588	11,645	6,539	5,494	6,531	5,494	4,093
Exceptional people charges	—	—	—	—	—	—	668	—	668
Exceptional property charges	—	—	—	1,925	—	—	—	—	—
Fair value movement of contingent consideration	—	—	(10,613)	(9,486)	(5,880)	(1,871)	(169)	(569)	194
Total Adjustments	**37,698**	**35,884**	**50,032**	**55,975**	**58,008**	**34,350**	**36,218**	**19,331**	**17,894**
Adjusted Profit Before Tax	**92,066**	**138,263**	**164,195**	**82,955**	**82,121**	**41,067**	**20,520**	**21,835**	**10,668**
Adjusted Profit Before Tax as a percentage of Revenue	**20.6 %**	**21.1 %**	**20.7 %**	**11.2 %**	**10.6 %**	**10.5 %**	**5.7 %**	**11.2 %**	**5.8 %**
Profit / (Loss) for the Period	43,450	83,093	94,163	17,122	21,212	9,098	(15,063)	6,851	(6,906)
Adjustments:									
Adjustments to profit before tax	37,698	35,884	50,032	55,975	58,008	34,350	36,218	19,331	17,894
Release of Romanian withholding tax					(3,800)	(3,800)	—	(3,800)	—
Tax impact of adjustments	(7,241)	(6,933)	(11,829)	(7,109)	(8,806)	(6,682)	(4,642)	(4,511)	(2,397)
Adjusted Profit for the Period	**73,907**	**112,044**	**132,366**	**65,988**	**66,614**	**32,966**	**16,513**	**17,871**	**8,591**
Reconciliation of Net Cash from Operating Activities to Adjusted Free Cash Flow									
Net Cash from Operating Activities	87,668	120,719	124,518	54,392	52,773	36,422	40,410	32,048	28,158
Adjustments:									
Grant received	228	139	494	707	274	274	10	—	10
Net purchases of non-current assets (tangibles and intangibles)	(5,236)	(13,695)	(13,487)	(5,140)	(4,364)	(1,535)	(11,064)	(436)	(8,021)
Settlement of COC bonuses on acquisition	—	—	—	8,442	—	—	—	—	—
Adjusted Free Cash Flow	**82,660**	**107,163**	**111,525**	**58,401**	**48,683**	**35,161**	**29,356**	**31,612**	**20,147**
Adjusted Free Cash Flow as a percentage of Revenue	**18.5 %**	**16.4 %**	**14.0 %**	**7.9 %**	**6.3 %**	**9.0 %**	**8.1 %**	**16.2 %**	**10.9 %**

© Copyright 2025 Endava

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